FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2008
31 October 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This report is incorporated by reference in the prospectus contained in
Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3
(SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.

EXHIBIT INDEX

Exhibit

 1      Press release of British Sky Broadcasting Group plc announcing 6-K Accounting Release released on 31 October 2008

Consolidated Income Statement for the three months ended 30 September 2008

	Notes	2008/09 Three months ended 30 September £m (unaudited)	2007/08 Three months ended 30 September £m (unaudited)

Revenue	1	1,249	1,185
Operating expense	2	(1,070)	(1,042)
Operating profit		179	143

Share of results from joint ventures and associates		4	3
Investment income		19	15
Finance costs		(49)	(40)
Impairment of available-for-sale		(24)	-
Profit before tax		129	121

Taxation		(56)	(37)
Profit for the period		73	84

Earnings per share from profit for the period (in pence)
Basic		4.2	4.8
Basic and diluted		4.2	4.8

Notes:

1. Revenue
	2008/09 Three months ended 30 September £m (unaudited)	2007/08 Three months ended 30 September £m (unaudited)

Retail Subscription	972	898
Wholesale Subscription	43	43
Advertising	68	78
Sky Bet	11	11
Installation, Hardware and Service	61	73
Other	94	82
	1,249	1,185

2. Operating expense
	2008/09 Three months ended 30 September £m (unaudited)	2007/08 Three months ended 30 September £m (unaudited)

Programming	406	403
Transmission and related functions	168	120
Marketing	208	196
Subscriber management	155	186
Administration	133	137
	1,070	1,042

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 31 October 2008                                                                                                         By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary